Exhibit 23.1

Consent of KPMG LLP, Independent Public Accountants

The Board of Directors
Adobe Systems Incorporated:

We consent to incorporation herein by reference of our report dated December 11, 2001, relating to the consolidated balance sheets of Adobe Systems Incorporated and subsidiaries as of November 30, 2001 and December 1, 2000, and the related consolidated statements of income, stockholders' equity and other comprehensive income, and cash flows for each of the years in the three-year period ended November 30, 2001, and the related financial statement schedule, which report appears in the November 30, 2001 annual report on Form 10-K of Adobe Systems Incorporated.

/s/ KPMG LLP

Mountain View, California
June 13, 2002